SIERRA VENTURES, INC.

August 29, 2008

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 450 Fifth Street,
Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re: Sierra Ventures, Inc.
Registration Statement on Form S-1 Filed on August 29, 2008
File Number 333-146675

We have reviewed your letter dated August 01, 2008, updated the financial statements to the year end at May 31, 2008, made incidental and related revisions to the filing which is an amendment to the previously filed SB-2 of October 12, 2007 which complies with the current applicable requirements of the Securities Act of 1933 and the rules and regulations under the Act in accordance with your suggestion that an amended registration statement be filed. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing.

We have treated the receipt of funds inadvertently received from subscribing shareholders prior to an effective date of the registration statement as a contingent liability and have provided a note as to their disposition on page 53 under the date heading of “May 30, 2008”. We have also added as an exhibit a copy of the rescission letter of the subscribers to the inadvertent sale of those shares.

We trust that you will find this to be in order.

Yours truly,
SIERRA VENTURES, INC.

/s/	“Ian Jackson”

Ian Jackson
President

1685 H Street, No. 155, Blaine, Washington, U.S.A. 98230
Phone: (888) 755-9766 Fax: (877) 755-9766 e-mail: sierraventures@gmail.com